SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REJECTS FALSE CLAIMS ABOUT ITS MARSEILLE OPERATIONS

ALL RYANAIR CREW PAY TAX, SOCIAL INSURANCE AND
PENSION CONTRIBUTIONS AS REQUIRED BY EU LAW

RYANAIR NOTIFIES CREWS IT WILL CLOSE MARSEILLE BASE IN NOVEMBER IF CHALLENGED BY AIX-EN-PROVENCE PROSECUTOR

UP TO 1M PASSENGERS AND 1,000 JOBS WILL BE LOST AT MARSEILLE

Ryanair, the world's favourite airline, today (Thursday, 20th May 2010) rejected the false claims made recently about Ryanair's contracts, employees and their tax arrangements at its Marseille base.  Ryanair condemned the false and misleading article in Le Figaro (2nd May) which followed their journalist's refusal to put his queries to Ryanair in advance, and then his failure to accurately report Ryanair's response which confirmed that "all Ryanair employment contracts comply with EU laws".

Ryanair has invested over €300m in its Marseille base since 2006 comprising four new B737 aircraft - all of them Irish registered (and therefore Irish territory) - over 120 pilots and cabin crew operating a network of 26 mainly international flights.  Since the launch of  the base in 2006, Ryanair's traffic at Marseille has risen from 200,000 to over 1.7m in 2010, with Ryanair bringing almost 1m inbound visitors annually to Marseille (and Aix-en-Provence), sustaining over 1,500 local jobs in and around Marseille Airport.

Ryanair corrected a number of false claims in the Le Figaro (2nd May) article (which was the basis for many subsequent false reports of this issue) as follows:

1.   The activities of Ryanair's 120 employees take place on Irish territory (Irish aircraft) and not "in France" under the EU Transport Workers
  Regulations.

2.   All Ryanair's people operating Irish registered aircraft from Marseille are employed under Irish contracts, are paid in Ireland, and pay full labour taxes, social security and their pension obligations in Ireland, where they are paid.

3.   Since average pay in Ryanair is higher than it is in Air France, and since these people comply with EU laws by paying Irish tax and Irish social security arising from their work in Irish territory, there is no truth to the allegations of "clandestine work" or "illegal labour" or "social dumping" as falsely claimed in the Le Figaro article.

4.   The claim that this structure results in "considerable savings" is clearly untrue, since the average pay in Ryanair is higher than the average pay in Air France.

Ryanair is currently taking an action in the European Court of Human Rights against France to challenge a 2007 decree which attempts to impose unfair and restrictive legislation on international transport companies in France.  This French decree which was introduced after Ryanair's Marseille base was announced in May 2006 is contrary to the EU principles of free movement of labour within the EU.   Ryanair's Marseille operation fully complies with all EU laws and regulations relating to transport employees and employment contracts. Ryanair's policy of issuing Irish contracts to crew operating on Irish aircraft has already been upheld by the courts in Belgium, Germany and Spain which found that crews who operate on Irish registered aircraft are correctly employed in Ireland in accordance with EU law.

Ryanair has cooperated fully with recent enquiries from the Aix-en-Provence Prosecutor's Office and has demonstrated that it fully complies with EU Transport Workers Regulations.  Ryanair today announced that if the Aix-en-Provence Prosecutor's Office launches Court proceedings challenging Ryanair's employment or contractual arrangements at Marseille under this new French Decree (which is currently under appeal to the European Court of Human Rights), then Ryanair will close its Marseille base at the end of the current Summer schedule (October), and from November it will only fly to/from Marseille on aircraft which are based outside France, and all of the mobile crews in Marseille will also be transferred to non French bases.  This will mean that;

•    four Irish registered aircraft will be transferred to other non French bases in the EU,

•    the loss of 120 Ryanair jobs at Marseille, as crews are transferred elsewhere in Europe,

•    a reduction in the number of Ryanair's daily flights at Marseille from 33 to 16,

•    a 1,000,000 cut in Ryanair's traffic at Marseille from over 1.7m to under 800,000 p.a.,

•    a cut in jobs supported by Ryanair at Marseille from 1,600 to less than 600,

•    a cut in the number of Ryanair routes served to/from Marseille Airport from 26 to 16.

Ryanair regrets (and hopes to avoid) this Marseille base closure, but it is not prepared to have its lawful contractual arrangements subjected to false reporting in the French media or what it believes would be an unlawful prosecution (under current EU law) by Aix-en-Provence investigators.  If Ryanair's €300m investment and 120 jobs in Marseille Airport are not welcome, then Ryanair will relocate these aircraft, these jobs and these passengers elsewhere in Europe, where airports are clamouring to attract Ryanair, its aircraft, its employees, its traffic and its jobs.

Speaking today in Paris, Ryanair's Michael O'Leary said:

"Ryanair sincerely regrets the false and inaccurate claims made recently about our Marseille base in the French press, which failed to report Ryanair's response.  These allegations were inaccurate and designed to damage Ryanair's operations in Marseille, as well as our investment in France.  All of Ryanair's mobile employees are employed on lawful EU contracts.  They are required to - and do - pay taxes, social insurance and pension fees in accordance with EU regulations as a condition of their employment in Ryanair.

"We are not prepared to have our good name and reputation damaged by these unattributed leaks in the French media or by an unjustified ongoing investigation in Aix-en- Provence.  If the French authorities, or the French regions, don't want Ryanair to invest in bases and jobs at their regional airports, then we will simply move those aircraft and jobs elsewhere in Europe.

"This has happened before, where Ryanair flights on the Strasbourg-London route were blocked by an Air France Court action in 2003.  As a result traffic on the Strasbourg-London route has collapsed by over 85% from over 150,000 passengers p.a in 2003, to less than 20,000 in 2009, while Ryanair moved these flights and jobs across the border to Baden Baden, where traffic has increased from zero in 2003 to over 500,000 p.a. in 2009.  France's loss has been Germany's gain.  It is disappointing to note that having forced Ryanair off the route, Air France subsequently reduced their traffic on the Strasbourg-London route by more than 50% through high fares, fuel surcharges and reduced flight frequencies.

"Should the Aix-en-Provence authorities initiate any Court action against Ryanair's lawful Marseille operations, then jobs, traffic and inward investment will be lost in Marseille.  The only people who benefit will be Air France, who will again have eliminated competition, while consumers and visitors at Marseille will suffer higher fares.

"We would also respectfully request that Le Figaro or any other French newspaper wishing to write an article of false claims about Ryanair, would at least extend us the courtesy of sending us these claims in advance of publication, allowing us to respond and then accurately reporting our response.  We sincerely regret that Le Figaro didn't bother with these basic courtesies of a free press in this instance".

Ends.                                       Thursday, 20th May 2010

For further information
please contact:                       Stephen McNamara              Pauline McAlester
                                                    Ryanair Ltd                             Murray Consultants
                                                    Tel: +353-1-8121212             Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  20 May, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary